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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

February 2, 2022

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 408 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comment you provided to me in a telephonic discussion on January 31, 2022 with respect to your review of the Registrant’s responses (filed on January 28, 2022) to comments provided by you to Post-Effective Amendment No. 408 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs ActiveBeta® World Low Vol Plus Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comment below, followed by the Registrant’s response Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1. We note your response to prior comment 5. Please explain whether the Registrant believes that it has satisfied the positions that the Staff has taken with respect to the provisions of Rule 35d-1 and use of the word “world” in the Fund’s name.

Response 1. The Registrant respectfully acknowledges your comment and notes that the use of the term “world” in the Fund’s name is intended to refer to the Fund’s investments in securities of issuers located across the world. The Registrant believes that the disclosure concerning the Fund’s intention to invest across the world is consistent with SEC Staff guidance concerning the use of the term “world” in fund names. Footnote 42 to the adopting release for Rule

Mr. Christopher Bellacicco February 2, 2022 Page 2

35d-1 under the Investment Company Act of 1940 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1, and the Registrant acknowledges that “world” connotes the same diversification across a number of different countries. The release notes that “[the SEC] would expect, however, that investment companies using [“international” or “global”] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

The Registrant believes that the Fund’s investment strategy conforms to the guidance found in SEC Staff guidance. As disclosed in the Fund’s “Principal Investment Strategies,” the Goldman Sachs ActiveBeta® World Low Vol Plus Equity Index (the “Underlying Index”) consists of 300 securities from issuers in 24 countries, including the United States. Supplementally, the Registrant has disclosed that the non-U.S. weight of the Underlying Index is approximately 34%, which is comparable with certain other ETFs that use “world” in their name. While the Underlying Index is sponsored by GSAM, it is created from the constituents of the Solactive GBS Developed Markets Large & Mid Cap Index, which currently has a non-U.S. weight of 34.7%. Given that the Fund seeks to track the Underlying Index, which is constructed by reference to the Reference Index, the Fund will necessarily include investments that are tied economically to several countries throughout the world.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Melissa O’Neill, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP